                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.

                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

    Form 20-F    X                            Form 40-F _______
              -------

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes _______                               No    X
                                                 -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 9, 2003          By  /s/  Lora Ho
                                   ---------------------------------------------
                                   Lora Ho
                                   Vice President & Chief Financial Officer

                     TSMC August 2003 Sales Hit Record High

Hsinchu, Taiwan, September 9, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for August 2003 totaled NT$18,317 million, reaching a new historical record high. On a month-over-month basis, August 2003 net sales increased 3.8 percent from July 2003 sales. Compared to the same period a year ago, August 2003 net sales increased 35.2 percent. Revenues for January through August 2003 totaled NT$125,213 million, an increase of 17.0 percent over the same period in 2002.

Ms. Lora Ho, TSMC spokesperson and vice president, noted that the Company's August 2003 sales revenues increased as a result of higher wafer shipments compared to July 2003. In addition, on a sequential basis, TSMC's wafer shipments in the third quarter of 2003 are expected to be slightly higher than the five to nine percent range noted in the Company's previous third quarter 2003 guidance.

                                      #   #   #

Sales Report: (Unit: NT$ million)

---------------------------------------------------------------------------
Net Sales                          2003/(1)/          2002           Growth
---------------------------------------------------------------------------
August                              18,317           13,544          35.2%
---------------------------------------------------------------------------
January through August             125,213          107,053          17.0%
---------------------------------------------------------------------------

/(1)/: Year 2003 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President
Tel: 886-3-566-4602


For further information, please contact:
Mr. J.H. Tzeng                  Mr. Jesse Chou                 Ms. Shan-Shan Guo
PR Department Manager, TSMC     PR Manager, TSMC               PR Manager, TSMC
Tel: 886-3-666-5028 (O)         Tel: 886-3-666-5029 (O)        Tel: 886-3-666-5033(O)
     886-928-882-607(Mobile)         886-932-113-258(Mobile)        886-939-059-246 (Mobile)
Fax: 886-3-567-0121             Fax:03-5670121                 Fax:03-5670121
E-Mail: jhtzeng@tsmc.com        E-mail: jhchoua@tsmc.com       Email: ssguo@tsmc.com

               Taiwan Semiconductor Manufacturing Company Limited
                               September 09, 2003

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties

3) Endorsements and guarantees 4) Financial derivative transactions for the period August 2003.

1) Sales volume (NT$: Thousand)
--------------------------------------------------------------------------------
   Time         Items              2003          2002     Changes       (%)
--------------------------------------------------------------------------------
    Aug     Invoice amount      16,431,075    13,948,630    2,482,445    17.80%
            --------------------------------------------------------------------
 Jan - Aug  Invoice amount     115,704,508   107,335,703    8,368,805     7.80%
            --------------------------------------------------------------------
    Aug     Net sales           18,317,430    13,544,132    4,773,298    35.24%
            --------------------------------------------------------------------
 Jan - Aug  Net sales          125,213,499   107,052,564   18,160,935    16.96%
            --------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)
--------------------------------------------------------------------------------
                      Limit of lending       August      Bal. As of period end
--------------------------------------------------------------------------------
TSMC                        59,652,314            -                         -
--------------------------------------------------------------------------------
TSMC's subsidiaries         33,758,867       (2,350)                  341,700
--------------------------------------------------------------------------------

3) Endorsements and guarantees (NT$ Thousand)

------------------------------------------------------------------------------------------------------------
                                           Limit of endorsements           August      Bal. As of period end
------------------------------------------------------------------------------------------------------------
TSMC                                                  74,565,393          (159,800)               23,235,600
------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries                                          N/A                 0                         0
------------------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                                            (159,800)               23,235,600
------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                                             0                         0
------------------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                                  0                         0
------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                                    0                         0
------------------------------------------------------------------------------------------------------------

4) Financial derivative transactions

a-1. Hedging purpose (for assets /liabilities denominated in foreign currencies)
--------------------------------------------------------------------------------
   Underlying assets / liabilities      Liabilities:     YEN:                 0
                                                     ---------------------------
                                                         EUR:        10,000,000
                                      ------------------------------------------
                                             Assets:      US$     1,390,000,000
--------------------------------------------------------------------------------
        Financial instruments                              FX forward contracts
--------------------------------------------------------------------------------
        Realized profit (loss)                                   (NT$38,007,298)
--------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of floating rate liabilities)
--------------------------------------------------------------------------------
   Underlying assets / liabilities       Liabilities:           NT$5,000,000,000
--------------------------------------------------------------------------------
   Financial instruments                                      Interest rate swap
--------------------------------------------------------------------------------
   Realized profit (loss)                                                      -
--------------------------------------------------------------------------------

       b. Trading purpose: None.